UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-43362

Gix Internet LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 18, 2026, the board of directors of Gix Internet Ltd. (the “Registrant”) resolved to adopt, effective immediately, the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the “Regulation”). Upon adoption of the exemption in accordance with the Regulation, a public company with securities listed on certain foreign exchanges, including the Nasdaq Capital Market, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”). The Registrant has no controlling shareholder (as such term is defined in the Companies Law) and satisfies the conditions of the Regulation for adoption of the exemption. Pursuant to the resolution of the Registrant’s board of directors, the Registrant complies with the Nasdaq Listing Rules in connection with a majority of independent directors on the board of directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements of the Companies Law.

Effective as of October 18, 2026, upon the Registrant’s adoption of the exemption under the Regulation, the Registrant’s external directors in office, Mr. Ron Silberman and Ms. Shoshi Eizenberg Hertz, are no longer classified as such under the Companies Law. The transition rules set forth in the Regulation provide that such directors have the right, at their option, to remain in office as directors of the Registrant after the exemption under the Regulation is adopted, until the earlier of the end of their original term of office or the second annual meeting of shareholders following the adoption of the exemption under the Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: October 19, 2026	By:	/s/Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer